9/30

05011581

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Topaz Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

FILE NO. 82- 1285 FISCAL YEAR 11-30-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

82-1285

11-30-04
AR/S

PACIFIC TOPAZ RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2004 and 2003

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 1, 2005

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
November 30, 2004 and 2003

ASSETS	2004	2003
Current		
Cash	$ 45	$ 1,259
Amounts receivable	-	12,000
GST receivable	14,439	2,898
Prepaid expenses	417	2,358
	14,901	18,515
Equipment – Note 3	2,025	255
Resource properties – Note 4	209,656	183,268
	$ 226,582	$ 202,038
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Notes 4 and 7	$ 1,019,448	$ 690,353
Due to related parties – Note 7	144,044	141,679
Notes payable – Notes 5 and 7	66,090	63,068
	1,229,582	895,100
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 6 and 9	3,357,311	3,357,311
Share subscription – Note 9	66,000	-
Deferred share issue costs	(14,124)	-
Deficit	(4,412,187)	(4,050,373)
	(1,003,000)	(693,062)
	$ 226,582	$ 202,038

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 6 and 9
Subsequent Event – Note 9

APPROVED BY THE DIRECTORS:

"Irvin Ridd" Director *"Raymond Roland"* Director

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2004 and 2003

	2004	2003
General and administrative expenses		
Accounting and audit fees	$ 19,273	$ 19,147
Amortization	282	3,311
Automobile	-	4,509
Bank charges and interest – Note 7	90,099	78,962
Consulting fees – Note 7	5,000	-
Filing fees	11,433	2,615
Investor relations	7,658	-
Legal fees	123,032	29,754
Management fees	30,000	30,000
Office and miscellaneous	11,264	11,085
Rent	36,000	36,000
Transfer agent fees	3,432	2,677
Travel and promotion	4,957	6,561
Loss before other items	(342,430)	(224,621)
Other items:		
Property investigation costs	(2,759)	-
Part XII.6 tax on renounced resource property expenditures	(10,131)	-
Allowance for amounts receivable	(12,000)	-
Gain on settlement of debt	5,506	-
Interest income	-	213
Gain on sale of equipment	-	1,305
Net loss for the year	(361,814)	(223,103)
Deficit, beginning of the year	(4,050,373)	(3,827,270)
Deficit, end of the year	$ (4,412,187)	$ (4,050,373)
Basic and diluted loss per share	$ (0.05)	$ (0.03)
Weighted average number of shares outstanding	7,393,914	7,393,914

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2004 and 2003

	2004	2003
Operating Activities		
Net loss for the year	$ (361,814)	$ (223,103)
Add (deduct) items not affecting cash:		
Amortization	282	3,311
Allowance for amounts receivable	12,000	-
Gain on settlement of debt	(5,506)	-
Gain on sale of equipment	-	(1,305)
	(355,038)	(221,097)
Changes in non-cash working capital items related to operations:		
Amounts receivable	-	(12,000)
GST receivable	(11,541)	9,694
Prepaid expenses	1,941	(2,700)
Accounts payable and accrued liabilities	329,095	89,830
Due to related parties	7,871	124,679
Notes payable	3,022	3,148
	(24,650)	(8,446)
Investing Activities		
Increase in resource property	(26,388)	(3,013)
Acquisition of equipment	(2,052)	-
Proceeds from disposal of equipment	-	12,000
	(28,440)	8,987
Financing Activities		
Common share subscriptions	66,000	-
Deferred share issue costs	(14,124)	-
	51,876	-
Increase (decrease) in cash during the year	(1,214)	541
Cash, beginning of the year	1,259	718
Cash, end of the year	$ 45	$ 1,259
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2004 and 2003

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2004 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. Subsequent to November 30, 2004, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at November 30, 2004, the Company had a working capital deficiency of $1,214,681 and accumulated losses of $4,412,187 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company transactions and balances have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These recommendations require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company intends to adopt the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable and accrued liabilities, due to related parties and notes payable approximate fair value due to the short-term maturity of these instruments. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Equipment

	November 30, 2004			2003
	Cost	Accumulated Amortization	Net	Net
Office furniture	$ 2,052	$ 205	$ 1,847	$ -
Computer equipment	1,247	1,069	178	255
	$ 3,299	$ 1,274	$ 2,025	$ 255

Note 4 Resource Properties

Nugget Queen claim group

	November 30, 2004	November 30, 2003
Acquisition costs	$ 175,000	$ 175,000
Deferred exploration costs		
Balance at beginning of year	8,268	5,255
Additions:		
Geologists	22,085	2,455
Lab and assay	3,018	-
Travel	1,285	-
Concession fees	-	558
	26,388	3,013
Balance at end of year	34,656	8,268
Total	$ 209,656	$ 183,268

By a property purchase agreement dated April 29, 1999 and amended April 2002, April 2004 and November 2004, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash

Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 (included in accounts payable at November 30, 2004 and 2003), of which $25,000 is payable by the issue of common shares.

c) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2006.

Note 4 Resource Properties – (cont'd)

Nugget Queen claim group – (cont'd)

During the year ended November 30, 2001, the carrying value of the acquisition costs and deferred exploration costs were written down by $109,781.

Note 5 Notes Payable

	November 30, 2004	November 30, 2003
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ 52,090	$ 49,068
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	14,000	14,000
	$ 66,090	$ 63,068

Note 6 Share Capital – Note 9

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	Number	Amount
Balance, November 30, 2004 and 2003	7,481,413	$ 3,357,311

c) Commitments

Stock-based Compensation Plan

From time to time, the Company grants employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest when granted.

As at November 30, 2004 and 2003, the Company had no share purchase options outstanding. Subsequent to November 30, 2004, the Company granted 748,141 share purchase options exercisable at $0.25 per share until March 2, 2007.

Note 6 Share Capital – Note 9 – (cont'd)

d) Escrow

At November 30, 2004, 87,499 (2003: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

The Company incurred charges with a company with a common director as follows:

	Years ended November 30, 2004	Years ended November 30, 2003
Consulting fees	$ 5,000	$ -
Interest expense	500	500
	$ 5,500	$ 500

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

As at November 30, 2004, accounts payable and accrued liabilities include $1,438 (2003: $938) of accrued interest due to a company with a common director.

Due to related parties of $144,044 (2003: $141,679) are owing to a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $5,000 (2003: $5,000) owing to a company with a common director.

Note 8 Future Income Taxes

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

Note 8 Future Income Taxes – (cont'd)

	Years ended November 30, 2004	Years ended November 30, 2003
Future income tax assets		
Net tax non-capital losses carried forward	$ 474,793	$ 407,069
Exploration and development expenses	236,790	249,047
	711,583	656,116
Valuation allowance for future income tax assets	(711,583)	(656,116)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

At November 30, 2004, the Company has accumulated capital losses of $66,311, Canadian exploration and development expenses of $379,839 and non-capital losses totalling $1,332,938, which are available to offset future year's taxable income. The non-capital losses expire as follows:

2005	$ 175,823
2006	164,146
2007	183,237
2008	110,922
2009	161,612
2010	185,831
2014	351,367
	$ 1,332,938

Note 9 Subsequent Event

Subsequent to November 30, 2004 the Company received approval for a private placement of 28,571,428 units at $0.0525 per unit for total proceeds of $1,500,000 of which 4,095,238 will be flow-through shares. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.10 per share for a two-year period. At November 30, 2004, $66,000 had been received pursuant to this private placement and a further $171,500 was received subsequent to November 30, 2004.

Amounts received from the flow-through share proceeds must be used for exploration expenditures and will be renounced in favour of the investors and the deductions for tax purposes will not be available to the Company.

Note 10 Comparative Figures

Certain of the prior year comparative figures have been reclassified to conform with the presentation adopted for the current year.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 7, 2005

For the year ended November 30, 2004, Pacific Topaz Resources Ltd. ("Pacific Topaz" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of November 30, 2004 provides information on the operations of Pacific Topaz for the year ended November 30, 2004 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2004 and 2003.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. Subsequent to November 30, 2004, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

<u>Mineral Properties</u>

<u>Nugget Queen Gold/Silver Property, British Columbia, Canada.</u>

The Company acquired a 100% interest in the Nugget/Queen Gold/Silver Property. The Nugget/Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The Southwestern BC, where Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada. – Cont'd.

The recent exploration program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west.

Nugget Queen Gold/Silver Property, British Columbia, Canada. – Cont'd.

The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $355,000 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 of which $175,000 is outstanding and payable by June 1, 2005, and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently conducting further exploration on the property.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

As at November 30, 2004 management has determined that no impairment provision is required.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after December 1, 2002. Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company has adopted the new policy commencing on December 1, 2004.

As at November 30, 2004 and 2003, the Company had no share purchase options outstanding. Subsequent to November 30, 2004 the Company granted 748,141 share purchase options exercisable at $0.25 per share until March 2, 2007.

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable and accrued liabilities, due to related parties and notes payable approximate fair value due to the short-term maturity of these instruments. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

SELECTED FINANCIAL INFORMATION

The following table presents selected audited financial information for the last three fiscal years ended

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended November 30, 2004	Year ended November 30, 2003	Year ended November 30, 2002
	(Audited)	(Audited)	(Audited)
	$	$	$
Revenue	-	-	-
Net loss	(361,814)	(223,103)	(376,569)
Basic and diluted loss per share	(0.05)	(0.03)	(0.05)
Total assets	226,582	202,038	208,330

For the year ended November 30, 2004 the net loss was $361,814 or $0.05 per share compared to the net loss of $223,103 or $0.03 per share (62.16% increase) for the comparable period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. In addition the company wrote-off amounts receivable of $12,000, recorded $10,131 in Part XII.6 tax liability and $5,506 gain on settlement of debt.

RESULTS OF OPERATIONS

Year-to-date

It is important to note that the Company's net loss for the years ended November 30, 2004, 2003, and 2002 include non-cash items, such as gain on debt settlement, loss on write-off of amounts receivable and loss on write-down of resource property costs. These items affect comparability of the company's results of operations for corresponding years.

Net loss for the year ended November 30, 2004 was $361,814 or $0.05 per share as compared to the loss of $223,103 or $0.03 per share for the same period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. The increase in legal and filing fees incurred primarily in the last quarter of the fiscal year 2004 were attributed to reactivation, application for graduation to the Tier 2 status, private placements filing and general corporate activities. These increases, along with increase in consulting and investor relation activities, affected comparability of the current year results with 2003 fiscal year.

During the year ended November 30, 2004, the Company incurred accounting and audit fees of $19,273 (2003: $19,147), bank and interest charges of $90,099 (2003: $78,962), consulting fees of $5,000 (2003: $Nil); filing fees of $11,433 (2003: $2,615), investor relation expenditures of $7,658 (2003: $Nil), legal fees of $123,032 (2003: $29,754), management fees of $30,000 (2003: $30,000), office and miscellaneous expenses of $11,264 (2003: $11,085), office rent of $36,000 (2003: $36,000), transfer agent fees of $3,432 (2003: $2,677) and travel and promotion expenses of $4,957 (2003: $6,561). In addition the company recorded $12,000 loss on write-off of amounts receivable, $10,131 in Part XII.6 tax liability, $5,506 gain on settlement of debt, and $2,759 in resource property investigation

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the years ended November 30, 2004, 2003, and 2002:

	Year ended November 30, 2004	Year ended November 30, 2003	Year ended November 30, 2002
	$	$	$
	(Audited)	(Audited)	(Audited)
Accounting and audit fees	19,273	19,147	14,335
Increase (decrease) *	0.7	33.57	-
Amortization	282	3,311	6,255
Increase (decrease) *	(91.48)	(47.07)	-
Automobile expenses	-	4,509	3,293
Increase (decrease) *	(100.00)	36.93	-
Consulting fees	5,000	-	-
Increase (decrease) *	100.00	-	-
Filing fees	11,433	2,615	3,233
Increase (decrease) *	337.21	(19.12)	-
Bank charges and interest	90,099	78,962	36,544
Increase (decrease) *	14.10	116.07	-
Investor relations	7,658	-	-
Increase (decrease) *	100.00	-	-
Legal	123,032	29,754	74,092
Increase (decrease) *	313.50	(59.84)	-
Management fees	30,000	30,000	30,000
Increase (decrease) *	-	-	-
Office and miscellaneous	11,264	11,085	4,916
Increase (decrease) *	1.61	125.48	-
Rent	36,000	36,000	36,000
Increase (decrease) *	-	-	-
Transfer agent	3,432	2,677	2,398
Increase (decrease) *	28.20	11.63	-
Travel and promotion	4,957	6,561	1,933
Increase (decrease) *	24.45	239.42	-

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

The Company incurred accounting and audit fees of $19,273 (2003: $19,147), bank and interest charges of $90,099 (2003: $78,962), consulting fees of $5,000 (2003: $Nil); filing fees of $11,433 (2003: $2,615), investor relation expenditures of $7,658 (2003: $Nil), legal fees of $123,032 (2003: $29,754), management fees of $30,000 (2003: $30,000), office and miscellaneous expenses of $11,264 (2003: $11,085), office rent of $36,000 (2003: $36,000), transfer agent fees of $3,432 (2003: $2,677) and travel and promotion expenses of $4,957 (2003: $6,561).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended November 30,							
	2004				2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(41,950)	(53,775)	(53,112)	(212,977)	(41,874)	(40,175)	(50,885)	(90,169)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)

During the quarter ended November 30, 2004, the Company incurred accounting and audit fees of $11,673 (2003: $12,017), bank and interest charges of $28,537 (2003: $28,925), consulting fees of $5,000 (2003: $Nil); filing fees of $1,249 (2003: $496), investor relation expenditures of $7,658 (2003: $Nil), legal fees of $118,936 (2003: $21,191), management fees of $7,500 (2003: $7,500), office and miscellaneous expenses of $2,702 (2003: $6,934), office rent of $9,000 (2003: $9,000), transfer agent fees of $599 (2003: $608) and travel and promotion expenses of $2,387 (2003: $5,285). During the quarter ended November 30, 2004, the Company recorded $12,000 loss on write-off of amounts receivable, $10,131 in Part XII.6 tax liability, $5,506 gain on settlement of debt, and $2,759 in resource property investigation expenditures. The increase in legal and filing fees incurred primarily in the last quarter of the fiscal year 2004 were attributed to reactivation, application for graduation to the Tier 2 status, private placements filing and general corporate activities. These increases, along with increase in consulting and investor relation activities, affected comparability of the forth quarter of 2004 results with previous quarters of the year and comparable period of the year 2003.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2004, the Company had working capital deficiency of $1,214,681 compared to a deficiency of $876,585 in 2003.

Management anticipates the raising of additional funding through sale of its securities to enable the approval for a private placement of 28,571,428 units at $0.0525 per unit for total proceeds of $1,500,000 of which 4,095,238 will be flow-through shares. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.10 per share for a two-year period. At November 30, 2004, $66,000 had been received pursuant to this private placement and a further $171,500 was received subsequent to November 30, 2004.

Amounts received from the flow-through share proceeds must be used for exploration expenditures and will be renounced in favour of the investors and the deductions for tax purposes will not be available to the Company.

At November 30, 2004, the Company held cash on hand of $45 (2003: $1,259) and liabilities totalled $1,229,582 (2003: $895,100).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

Issued:	Number of Shares	$
Balance, November 30, 2004, 2003 and April 7, 2005	7,481,413	3,357,311

Commitments:

Stock-based Compensation Plan

From time to time, the Company grants employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest when granted.

As at November 30, 2004, and 2003, the Company had no share purchase options outstanding. Subsequent to November 30, 2004, the Company granted 748,141 share purchase options exercisable at $0.25 per share until March 2, 2007. As of April 7, 2005, none of these stock options has been exercised.

RELATED PARTY TRANSACTIONS

During the years ended November 30, 2004 and 2003, the Company incurred the following costs charged by a company with a common director:

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	2004	2003
Consulting fees	$ 5,000	$ -
Interest expense	500	500
	$ 5,500	$ 500

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At November 30, 2004, accounts payable and accrued liabilities include $1,438 (2003: $938) of accrued interest due to a company with a common director.

The amounts due to relates parties of $144,044 (2003: $141,679) are owing to a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable include $5,000 (2003: $5,000) owing to a company with a common director.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285

ANNUAL AND SPECIAL GENERAL MEETING
OF SHAREHOLDERS OF
ACIFIC TOPAZ RESOURCES LTD. (THE "COMPANY")
) BE HELD AT SUITE 501, 905 WEST PENDER STREET,
NCOUVER, BRITISH COLUMBIA ON JUNE 30, 2005 AT
10:00 A.M. VANCOUVER TIME

dersigned member ("Registered Shareholder") of the Company hereby s, **RAYMOND ROLAND**, the Chief Executive Officer and President of npany, or failing this person, **JAMES BOYCE**, a Director of the Company, the place of the foregoing, ______________________ as older for and on behalf of the Registered Shareholder with the power of tion to attend, act and vote for and on behalf of the Registered Shareholder ect of all matters that may properly come before the Meeting of the red Shareholders of the Company and at every adjournment thereof, to the tent and with the same powers as if the undersigned Registered Shareholder esent at the said Meeting, or any adjournment thereof.

dersigned Registered Shareholder hereby revokes any proxy previously o attend and vote at said Meeting.

gistered Shareholder hereby directs the proxyholder to vote the securities of mpany registered in the name of the Registered Shareholder as specified

number of shares represented by this proxy form is not indicated by the ered Shareholder, then it shall be deemed to represent that number indicated affixed label.

PROXY

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4)	______	______
		For	Withhold
2.	To elect as Director, Raymond Roland	______	______
3.	To elect as Director, James Boyce	______	______
4.	To elect as Director, Irvin Ridd	______	______
5.	To elect as Director, John Rizzuti	______	______
6.	To appoint Amisano Hanson as Auditors of the Company	______	______
		For	Against
7.	To authorize the Directors to fix the auditors' remuneration	______	______
8.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.	______	______
9.	To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number	______	______
10.	To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia)	______	______
11.	To pass a special resolution to increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular	______	______
12.	To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles	______	______
13.	To transact such other business as may properly come before the Meeting	______	______

SIGN HERE: ______________________________
Please Print Name: ______________________________
Date: ______________________________
Number of Shares Represented by Proxy: ______________________________
THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

TRUCTIONS FOR COMPLETION OF PROXY

ıis Proxy is solicited by the Management of the Company.

ıis form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a rporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a ıtarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany the strument of Proxy.

this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) lendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

he securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. ırther, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or atters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

egistered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered ıolder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

represented at the Meeting voting instructions must be ***DEPOSITED*** *at the office of the Company, no later than forty-eight (48) hours (excluding Saturdays, Sundays and ys) prior to the time of the Meeting, or adjournment thereof. The mailing address of the Company is Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6 and its fax r is (604) 669-5886.*

82-1285

Pacific Topaz Resources Ltd.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

Pacific Topaz Resources Ltd.
501, 905 West Pender Street
Vancouver, B.C., V6C 1L6
(CUSIP No. 694933 10 2)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2005

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

82-1285

RECEIVED

2005 SEP 30 P 4:10

PACIFIC TOPAZ RESOURCES LTD.

Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6
Telephone: 604 669-5819 Fax: 604 669-5886

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of the shareholders of PACIFIC TOPAZ RESOURCES LTD. (the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia, on June 30, 2005, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive the Report of the Directors, the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended November 30, 2004.

2. To fix the number of directors at four (4).

3. To elect directors for the ensuing year.

4. To appoint Amisano Hanson, Chartered Accountants, as auditors of the Company for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditors.

6. To pass an ordinary resolution to ratify and approve the Company's stock option plan.

7. To pass an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number.

8. To pass a special resolution to remove the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia).

9. To pass a special resolution to increase of the authorized capital of the Company to an unlimited number of common shares without par value, as more fully disclosed in the accompanying Information Circular.

10. To pass a special resolution, subject to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles.

11. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice. **The Proxy or Voting Instruction Form must be completed in accordance with the instructions set out therein and in the Information Circular accompanying this Notice, and, to be valid, must be received by the Company at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, Telephone: 604 669-5819 Fax: 604 669-5886 not fewer than 48 hours before the time fixed for the Meeting.**

DATED at Vancouver, British Columbia, this 2nd day of June, 2005.

By order of the Board
PACIFIC TOPAZ RESOURCES LTD.

PER: *"Raymond Roland"*

82-1285

PACIFIC TOPAZ RESOURCES LTD.

Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6

INFORMATION CIRCULAR

(As at May 30, 2005, except as indicated)

PACIFIC TOPAZ RESOURCES LTD. (the "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on June 30, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company or the Company's solicitor (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the Company's offices at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares, of which 36,052,841 common shares are issued and outstanding. Persons who are registered common shareholders at the close of business on May 30, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name of Shareholder	Number of Shares Owned or Controlled	Percentage of Issued and Outstanding
Raymond Roland	5,587,006	16%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*[2]
Raymond Roland[1] Vancouver, BC *Chief Executive Officer, President, Chief Financial Officer and Director.*	Financial Consultant; President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, International Alliance Resources Inc.; Previously Senior Manager, Western Canada, Royal Bank of Canada	August 1999 to present	5,587,006
James Boyce[1] North Vancouver, BC *Director*	Owner and Operator, Computer Technology Business	May 31, 1996 to present	711,110
Irvin Ridd[1] West Vancouver, BC *Director*	Real Estate Broker with Premier Canadian Properties	May 31, 2004 to present	Nil
John Rizzuti Victoria, BC Director	School Principal since July 1983	March 7, 2005 to present	Nil

NOTES:

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 30, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Cease Trade Order

The Company was the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 16, 2001 for failure to file financial statements. Such Order was rescinded on August 13, 2001.

Raymond Roland was a director of Ballad Gold & Silver Ltd. when it became the subject of a Cease Trade Order issued by the British Columbia Securities Commission on May 29, 2001 for failure to file financial statements. Such Order was rescinded on August 28, 2001.

To the knowledge of the Company, no proposed director is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

EXECUTIVE COMPENSATION

Summary of Compensation

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, the following table (presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at November 30, 2004 and the other three most highly compensated executive officers of the Company as at November 30, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Raymond Roland[(1)]	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President, Chief Executive	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer and Chief Financial	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Marvin Palmer[(2)]	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Past President and Past	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

NOTES:

(1) Raymond Roland was appointed the President of the Company effective November, 2004

(2) Dr. Marvin Palmer resigned as the President of the Company effective November, 2004

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to directors, officers, employees and consultants with respect to options that have been granted or may be granted pursuant to the Company's stock option plan (Refer to the section entitled "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

During the financial year ended November 30, 2004, no options were granted to the Company's Named Executive Officer.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the most recently completed financial year, no options were exercised by the Named Executive Officer or outstanding.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to officers, employees, consultants and Directors. To date, the Company has granted an aggregate of 748,141 stock options pursuant to the Stock Option Plan. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors, Officer and Consultants of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders (Stock Option Plan)	Nil	N/A	748,141
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	Nil	N/A	748,141

Venture Issuer Exemption

Pursuant to Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Venture Issuer and has omitted such disclosure.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Related Party Transactions

The amounts due to related parties of $144,044 are due to a director and companies with common directors.

APPOINTMENT OF AUDITOR

Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company is party to a management contract with Selkirk Anglers' Guide Services Ltd. ("Selkirk") of Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly owned by Leeta Drinovz of Vancouver, BC. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500 per month.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

   i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

   ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

   iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent[1]	Financially literate[1]
James Boyce	Independent[1]	Financially literate[1]
Irvin Ridd	Independent[1]	Financially literate[1]

(1) As defined in Multilateral Instrument 52-110

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 *(De Minimis Non-audit Services)*, or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
November 30, 2004	$7,000	-	-	-
November 30, 2003	$6,130	-	-	-

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

In August of 2002, the TSX Venture Exchange adopted a new stock option policy whereby all Tier 2 companies must implement and approve a stock option plan. In accordance with this policy, the Company adopted a Stock Option Plan and such plan must be approved annually. The Stock Option Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the Stock Option Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Company at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Company. Options issued pursuant to the Stock Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five (5) years from the date the option is granted.

The options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations activities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

An aggregate of 748,141 options are currently outstanding under the Stock Option Plan and these options have been granted to directors, officers, employees and consultants of the Company.

In addition to the terms of the Stock Option Plan mentioned above, the policies of the TSX Venture Exchange require approval be approved by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attaching to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Stock Option Plan, or their associates to the Company:

(a) decreasing the exercise price of stock options previously granted to insiders;

(b) issuing to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

(c) issuing to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

A copy of the Stock Option Plan will be available for shareholders to review at the annual general meeting, if requested.

Therefore, shareholders will be asked to approve the following resolution, by way of disinterested shareholder approval:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's Stock Option Plan be and is hereby ratified, approved and confirmed including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2. the Company be authorized to abandon or terminate all or any part of the Stock Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

3. the Company be and is hereby authorized to grant options pursuant and subject to the terms and conditions of the Stock Option Plan;

4. the Company be and is hereby, at the discretion of the board of directors, to amend the exercise price of previously granted option agreements, without further approval by the shareholders, all in accordance with the policies of the TSX Venture Exchange; and

5. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the Stock Option Plan.

Transition Application to Effect Transition of the Company under the *Business Corporations Act* (British Columbia)

The British Columbia *Business Corporations Act* (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the British Columbia *Company Act* was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation*. A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the offices of the Company's at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies (the "Registrar"), as a result of which the Notice of Articles will be deemed to supersede and replace the company's Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 will be subject to dissolution. Further, a pre-existing company that has not transitioned itself under the New Act may not effect any changes to its Memorandum or Articles.

The New Act does not permit the Company to make any changes to its Charter as part of the filing of the Transition Application. The information contained in the Transition Application will reflect the current status of the Company at the time of its filing, including the mandatory application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to approve the following ordinary resolution to approve the transition of the Company under the New Act:

"BE IT RESOLVED THAT:

1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia);

2. The Notice of Articles, in addition to containing the other information required to be included therein under *Business Corporations Act* (British Columbia), shall provide that:

   (a) the authorized share structure shall consist of 100,000,000 common shares; and

   (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia *Business Corporations Regulation* shall apply;

3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438 (3) of the *Business Corporations Act* (British Columbia) by adding to the first page thereof the Company's incorporation number; and

4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions."

Alterations to Corporate Charter

Once the Company has filed the Transition Application containing a Notice of Articles, it can amend its Charter to take advantage of certain provisions of the New Act that give greater flexibility to companies in terms of corporate governance. For example:

- a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;
- a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and
- a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

Removal of Pre-Existing Company Provisions

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former *Company Act* (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the New Act, the Company's shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):
>
> 1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;
>
> 2. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
>
> 3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Alteration of Authorized Share Structure

The Company proposes to alter its Notice of Articles to increase the Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value, as now permitted under the *Business Corporations Act* (British Columbia).

Management believes that authorizing the Company to issue an unlimited number of common shares will benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expense associated with convening an extraordinary general meeting to approve further alterations to the Company's authorized share structure.

The increase to the authorized share structure requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy and the filing thereof in the Company's records office. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution (the "Authorized Share Structure Resolution") as follows:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT,
>
> (a) the Notice of Articles of the Company be altered to increase the number of common shares of the Company authorized to be issued to an unlimited number of common shares without par value;
>
> (b) the President or any one Director of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;
>
> (c) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and
>
> (d) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Replacement of Corporate Articles

The Company proposes to amend its Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with new proposed Articles, such Articles which will be presented at the meeting for consideration. The proposed Articles will also be available for inspection at the offices of the Company, at Suite 501, 905 West Pender Street, Vancouver, BC, V6C 1L6, at any time during normal business hours before the Meeting.

Section 8.2 of the proposed Articles provides that the level of shareholder approval required to pass a special resolution at a meeting of shareholders, shall be 2/3 of the votes cast rather than 3/4 of the votes cast. The shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting new Articles, as presented for consideration at the Meeting, as the Articles of the Company."

Recommendation of the Company's Directors

The directors have reviewed and considered all facts respecting the foregoing matters that they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating of PACIFIC TOPAZ RESOURCES LTD. is provided in the Company's comparative financial statements for the financial year ended November 30, 2004. Shareholders may contact the Company to request copies of financial statements at the following address:

PACIFIC TOPAZ RESOURCES LTD.
Suite 501
905 West Pender Street
Vancouver, BC
V6C 1L6
Telephone: 604 669-5819
Fax: 604 669-5886

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

CERTIFICATION AND BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, on the 2nd day of June, 2005.

BY ORDER OF THE BOARD
PACIFIC TOPAZ RESOURCES LTD.

PER: *"Raymond Roland"*

RAYMOND ROLAND
President and Chief Executive Officer